Consent of Independent Registered Public Accounting Firm
The Board of Directors
Brigham Minerals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-230991) and Form S-3 (No. 333-238579) of Brigham Minerals, Inc. of our report dated February 25, 2021, with respect to the consolidated balance sheets of Brigham Minerals, Inc. as of December 31, 2020 and 2019, the related consolidated and combined statements of operations, comprehensive income (loss), changes in shareholders’ and members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Brigham Minerals, Inc.
Austin, Texas
February 25, 2021